Print Data Corp.

                     43 New Brunswick Avenue
                   Hopelawn, New Jersey 08861

                  Commission File No.: 0-50140

                    -------------------------

                INFORMATION STATEMENT PURSUANT TO
                 SECTION 14(f) OF THE SECURITIES
         EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                    --------------------------

    NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
     REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
   NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO
                    SEND THE COMPANY A PROXY.

         This Information Statement (the "Information Statement") is being mailed on or about September 9, 2003 to the holders of record on September 5, 2003, of the shares of the common stock, $0.001 par value (the "Common Stock") and series A preferred stock ("Series A Preferred Stock") of Print Data Corp., a Delaware corporation (the "Company"). It is being furnished in connection with the election of certain designees to the Board of Directors of the Company (the "Designees").

     The Company entered into a Share Exchange and Reorganization Agreement (the "Agreement") on September 8, 2003, with, inter alia, Atlantic Components Limited, a Hong Kong Corporation ("Atlantic"), and Mr. Chung-Lun Yang, the sole beneficial stockholder of Atlantic. Pursuant to the Exchange Agreement, Print Data will acquire all of the issued and outstanding shares of Atlantic capital stock in exchange for issuing Mr. Chung-Lun Yang an aggregate of 22,380,000 newly issued shares of Company Common Stock. Additionally, the financial advisors to Atlantic shall receive an aggregate of 2,620,000 newly issued shares of Company Common Stock, in addition to an aggregate of 1,000,000 shares of Company Common Stock from Jeffrey I. Green and Phyllis
S. Green (the "Transaction"). Giving effect to the Transaction at the Closing, Mr. Chung-Lun Yang shall hold an aggregate of approximately 80.4% of the outstanding Company Common Stock immediately following such issuances.

     Atlantic was set up in May 1991 in Hong Kong for distribution of DRAM. Its product portfolio is now diversified to all kinds of memory products under the "Samsung" brand name, which comprise DRAM and Graphic RAM, FLASH, SRAM and MASK ROM for the Hong Kong and Southern China markets. Atlantic's sales for the year ended December 31, 2002 were $88,731,311, with net profits of $781,711.

      The Company and Atlantic have agreed to elect Mr. Chung-Lun Yang and Mr. Ben Wong (the "Designees"), to the board of directors ("Board of Directors") of the Company when the Transaction closes, effective as of that date. At the same time, all of the Company's existing directors have agreed to resign. The closing (the "Closing") of the Transaction is contemplated to occur on or prior to September 30, 2003 but remains subject to numerous conditions contained in the Agreement; including the completion of a satisfactory due diligence review by all parties.

      The Closing will result in a change of control. If the Transaction is not completed, there will not be a change in control.

      No action is required by the shareholders of the Company to conclude the Transaction or in connection with the appointment of the Designees to the Board of Directors and the resignation of
the  Company's  existing  directors  at  the  Closing.   However,
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company to mail to the Company's shareholders the information contained in this Information Statement prior to a change in a majority of the Company's directors. This is because the change in control is not being done at a meeting of the Company's shareholders.

      The principal executive office of the Company is currently located at 43 New Brunswick Avenue, Hopelawn, New Jersey 08861. Upon completion of the Transaction, the principal office of the Company will be located at B24-B27, 1/F., Block B, Proficient Industrial Centre, 6 Wang Kwun Road, Kowloon Bay, Kowloon, Hong Kong.

                        VOTING SECURITIES

     On the date hereof, the authorized capital stock of the Company consists of (i) 50,000,000 shares of Common Stock, of which 2,829,936 shares are issued and outstanding; and (ii) 20,000,000 shares of "blank check" preferred stock, par value $0.001, 600,000 of which are designated as Series A Preferred Stock, 510,400 of which are issued and outstanding. Each holder of Company Common Stock is entitled to cast one vote, in person or by proxy, for each share of Common Stock held by him. Each holder of Series A Preferred Stock is entitled to vote, together with the holders of Common Stock as one class, on all matters as to which holders of Common Stock are entitled to vote, in the same manner and with the same effect as such Common Stock holders. In any such vote each share of Series A Preferred Stock shall entitle the holder thereof to one vote. The Company's Common Stock and Series A Preferred Stock is the only capital stock of Company outstanding.

     Immediately after the closing of the Transaction, there will be 27,829,936 shares of Common Stock outstanding and 510,400 shares of Series A Preferred Stock outstanding. Subsequent to the Closing, the Company expects that the 510,400 shares of Series A Preferred Stock will be surrendered to the Company pursuant to a future stock purchase agreement contemplated by the Agreement and expected to be negotiated and entered into as soon as practicable after the Closing.

           RIGHT TO DESIGNATE DIRECTORS; THE DESIGNEES

      The Board of Directors of the Company currently consists of 3 members. Each director holds office until his or her successor is elected and qualified or until his or her death, resignation or removal. When the Transaction closes, the current directors of the Company will resign and the Designees will be named to the Board of Directors as their successors. The Designees have agreed to act as directors.

      The Designees may take office at any time following the Closing, but not less than ten (10) days after the Company files this Information Statement with the Securities and Exchange Commission and transmits it to holders of record of the Company's Common Stock and Series A Preferred Stock, who would be entitled to vote at a meeting for election of directors, and, upon assuming office, the Designees will thereafter constitute the Company's sole members of the Board of Directors.

            The following table sets forth the full name, present principal occupation or employment, five year employment history and certain other information concerning the Designees:

Name                    Position                            Age
----------------------------------------------------------------

Chung-Lun Yang          Chairman of the Board,              41
                        Chief Executive Officer

Ben Wong                Director                            40


Mr. Chung-Lun Yang will serve as chairman of the board and a director of the Company. He is currently the Chairman and Managing Director of Atlantic. Mr. Yang graduated from The Hong Kong Polytechnic in 1982 with a High Certificate in Electronic Engineering. He was the Sales Engineer of Karin Electronics
Supplies Ltd. and Director of Sales (Samsung Components Distribution) of Evertech Holdings Limited. In 1991, he set up Atlantic. Mr. Yang has over 15 years of extensive and practical experience in the electronics distribution business. Mr. Yang is a member of The Institution of Electrical Engineers, Hong Kong.

Mr.  Ben  Wong  will serve as a director of the  Company.  He  is currently the Vice-President of Atlantic. Mr. Wong joined Atlantic in 1992, and is responsible for the purchasing and sales & marketing of Atlantic's products. Mr. Wong graduated from the Chinese Culture University of Taiwan in 1986 with Bachelor Degree of Science in Mechanical Engineering.

     CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

          Pursuant to the provisions of the Company's Bylaws, the Company's current directors and executive officers hold office until his or her successor is elected or appointed and qualified, or until his or her death, resignation or removal by the Board of Directors. Certain information about the Company's current directors and executive officers is set forth below.

Our current directors and executive officers are as follows:

Name                      Age          Position                Term/Period Served
----                      ---          --------                ------------------
Jeffrey I. Green          39           Director, President,    1 yr./Since 1/2000
                                       Treasurer, Secretary

Phyllis Green             64           Director,Executive      1 yr./Since 8/2000
                                       Administrator

Matthew Henninger         37           Director                1 yr./Since 5/2002

Our current significant employees who are not officers or directors are as follows:

Name                       Age                 Position
----                       ---                 --------
Joel Green                 66                  Assistant to the President,
                                               Salesperson


Jeffrey I. Green has served as a Director and President of our Company since January 2000. He also serves as the Company's Treasurer and Secretary. Between 1985 and 1993, Mr. Green served as an officer and director of the Company, and between 1993 and 1999 he served as its General Manager. Jeffrey Green is Phyllis and Joel Green's son.

Phyllis Green has served as a Director of our Company since August 2000, and as Executive Administrator of the Company since January 1, 1994. Mrs. Green has been working in the printing industry since 1959, and co-founded Print Data Corp. in 1984. From 1984 to December 31, 1993, Mrs. Green served as the President and a director of Print Data Corp. From January 1, 1994 to the present, Mrs. Green served as Executive Administrator of Print Data Corp., which is a part time position. Mrs. Green again became a director of Print Data in February 2001. Phyllis Green is Jeffrey Green's mother and Joel Green's wife.

Matthew T. Henninger has served as a Director of our Company since May 2002, and as a strategic financial consultant to our Company since February 2002. Mr. Henninger's career has spanned the fields of corporate operations, finance and strategy. He has completed many successful mergers and acquisitions as both a merchant and investment banker. Furthermore, he has effectively arranged financing for a range of public and private companies. In 1986, Mr. Henninger founded 1st International Capital Group, a commercial real estate financing firm, which grew into a boutique investment banking firm, called Henninger Gold Kokozka, where from 1986 to 1991 he helped small businesses raise venture capital and advised companies on mergers and acquisitions. In 1993, Mr. Henninger founded Logan & Fisher, a boutique merchant banking firm that specialized in corporate finance and mergers and acquisitions, where from 1993 to 1996, Mr. Henninger worked with clients in a range of industries, including transportation, bioremediation, health care services, software development, custom manufacturing, environmental engineering, chemical refining, specialty equipment manufacturing, construction, and real estate. As a manager outside of the finance industry, he directed the successful turnaround and sale of two acquisition targets in the competitive candle and aroma industries. The first, from 1997 to 1999, was Ceres San Francisco, a leading manufacturer of specialty candles, and the second, from 2000 to 2001, was The Aromatherapy of Rome, a leading manufacturer of aromatherapy products.

Joel Green has served as the Assistant to the President, and as a Salesperson of our Company since 1984. Mr. Green has been working in the printing industry since 1954, and co-founded Print Data Corp. in 1984. Joel Green is Jeffrey Green's father and Phyllis Green's Husband.

        MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors conducts its business through meetings of the Board of Directors. As of the date hereof, the Board of Directors does not currently utilize a standing audit, nominating or compensation committee or other committee performing similar functions.

     During the fiscal year ended December 31, 2002, the Board of Directors did not meet for director meetings; but took actions on approximately eight occasions by unanimous written consent.

        COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS


EXECUTIVE COMPENSATION.


                                                                                Long Term Compensation
                                                                      -----------------------------------------
                               Annual Compensation                           Awards                    Payouts
---------------------------------------------------------------------------------------------------  ----------
  (a)                   (b)      (c)        (d)          (e)              (f)            (g)            (h)
                                                                       Restricted     Securities
Name &                                               Other Annual       Stock         Underlying/      LTIP         All Other
Position               Year   Salary($)   Bonus($)  Compensation($)   Award(s)($)   Options/SARs(#)  Payouts($)   Compensation($)
---------------------------------------------------------------------------------------------------------------------------------
Jeffrey I. Green.
Director, President    2002     306,000    -0-           -0-             -0-              -0-           -0-             -0-
                       2001     306,000    -0-           -0-             -0-              -0-           -0-             -0-
                       2000     338,306    -0-           -0-             -0-              -0-           -0-

---------------------------------------------------------------------------------------------------------------------------------

Phyllis Green.
Director, Executive
  Administrator
(part time position)   2002     180,400    -0-           -0-             -0-              -0-           -0-             -0-
                       2001     158,600    -0-           -0-             -0-              -0-           -0-             -0-
                       2000     187,550    -0-           -0-             -0-              -0-           -0-             -0-

---------------------------------------------------------------------------------------------------------------------------------

                      Compensation of Directors

During fiscal year 2002, our directors, including those who served as officers of the Company, did not receive any type of compensation from the Company for serving as such.

Presently, our directors, including those who serve as officers of the Company, are not compensated for serving as such, other than reimbursement for out of pocket expenses incurred in attending director meetings.

The Company's 2003 Employee Stock Plan is currently in effect for the benefit of directors, officers and other employees and consultants.

            SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                      OWNERS AND MANAGEMENT

      The following tables set forth the number of shares, based on information obtained from the persons named below, of (I) the Common Stock of the Company beneficially owned as of the date hereof by (i) owners of more than 5% of the Company's Common Stock and, (ii) all officers and directors of the Company individually and as a group and (II) the Common Stock of the Company to be beneficially owned as of the date of the Closing by
(i) owners of more than 5% of the Company's Common Stock and (ii) all officers and directors of the Company individually and as a group.

I.        Prior to Closing of the Transaction:

         Security Ownership of Certain Beneficial Owners

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person or group known to the Company to be the beneficial owner of more than five percent (5%) of our Common Stock:

Name and Address                        Amount and Nature
of Beneficial Owner                     of Beneficial Ownership       Percent of Class
-------------------                     -----------------------       ----------------

Jeffrey I. Green(1)(2)                       1,193,089 (D)                 42.16%
c/o Print Data Corp.
P.O. Box 349
Perth Amboy, New Jersey 08862

Phyllis Green(1)(3)                          1,000,074 (D)                 35.34%
c/o Print Data Corp.
P.O. Box 349
Perth Amboy, New Jersey 08862

---------------------

1. Based upon 2,829,936 shares of Common Stock outstanding prior to the Closing of the Transaction. Does not include 510,400 issued and outstanding shares of Series A Preferred Stock.

2. Does not include 304,329 shares of Series A Preferred Stock held directly by Jeffrey I. Green.

3. Does not include 97,596 shares of Series A Preferred Stock held directly by Phyllis Green or 98,485 shares of Series A
Preferred Stock held directly by Joel Green, Phyllis Green's husband.


                Security Ownership of Management

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of our Common Stock of each of our officers and directors, and officers and directors as a group:

Name and Address                        Amount and Nature
of Beneficial Owner                     of Beneficial Ownership       Percent of Class
-------------------                     -----------------------       ----------------

Jeffrey I. Green(1)(2)                        1,193,089 (D)                42.16%
Director, President
c/o Print Data Corp.
P.O. Box 349
Perth Amboy, New Jersey 08862

Phyllis Green(1)(3)                           1,000,074 (D)                35.34%
Director, Executive
Administrator
c/o Print Data Corp.
P.O. Box 349
Perth Amboy, New Jersey 08862

Matthew Henninger(1)                            225,000 (D)                 7.95%
Director
c/o Print Data Corp.
P.O. Box 349
Perth Amboy, New Jersey 08862

All Officers and Directors                      2,418,163                  85.45%
as a Group (3 persons).(1)(2)(3)

-----------------------


1. Based upon 2,829,936 shares of common stock outstanding prior to the Closing of the Transaction. Does not include 510,400 issued and outstanding shares of Series A Preferred Stock.
2. Does not include 304,329 shares of Series A Preferred Stock held directly by Jeffrey I. Green.
3. Does not include 97,596 shares of Series A Preferred Stock held directly by Phyllis Green or 98,485 shares of Series A Preferred Stock held directly by Joel Green, Phyllis Green's husband.


          II.  Subsequent to Closing of the Transaction:

         Security Ownership of Certain Beneficial Owners

The following table sets forth the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person or group known to the Company who will be the beneficial owner of more than five percent (5%) of our Common Stock upon the Closing of the Transaction:

Name and Address                        Amount and Nature
of Beneficial Owner                     of Beneficial Ownership       Percent of Class
-------------------                     -----------------------       ----------------

Chung-Lun Yang(1)                           22,380,000                     80.4%
c/o Atlantic Components Limited
B24-B27, 1/F., Block B
Proficient Industrial Centre
6 Wang Kwun Road
Kowloon Bay, Kowloon, Hong Kong

-----------------------

1. Based upon 27,829,936 shares of common stock to be outstanding immediately following the Closing of the Transaction.
Does  not include 510,400 issued and outstanding shares of Series
A Preferred Stock.

                Security Ownership of Management

The following table sets forth the names, addresses, amount and nature of beneficial ownership and percent of such ownership of our Common Stock of each of the persons who will be our officers and directors, and such officers and directors as a group, upon the Closing of the Transaction:

Name and Address                        Amount and Nature
of Beneficial Owner                     of Beneficial Ownership       Percent of Class
-------------------                     -----------------------       ----------------

Chung-Lun Yang(1)                           22,380,000                      80.4%
c/o Atlantic Components Limited
B24-B27, 1/F., Block B
Proficient Industrial Centre
6 Wang Kwun Road
Kowloon Bay, Kowloon, Hong Kong

Ben Wong(1)                                     -0-                          *
c/o Atlantic Components Limited
B24-B27, 1/F., Block B
Proficient Industrial Centre
6 Wang Kwun Road
Kowloon Bay, Kowloon, Hong Kong

All Officers and Directors                22,380,000                        80.4%
as a Group (2 persons).(1)

------------------------

1. Based upon 27,829,936 shares of common stock to be outstanding immediately following the Closing of the Transaction.
Does  not include 510,400 issued and outstanding shares of Series
A Preferred Stock.

          COMPLIANCE WITH CERTAIN REPORTING OBLIGATIONS

     Section 16(a) of the Exchange Act requires the Company's executive officers, directors and controlling stockholders to file initial reports of ownership and reports of changes of ownership of the Company's common stock with the Securities and Exchange Commission and the Company. To the Company's knowledge, all reports required to be so filed were filed in accordance with the provisions of said Section 16(a) during fiscal year ended December 31, 2002.

         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On June 30, 2000, our Company entered into an unsecured, long-term note receivable with each of Jeffrey I. Green and Joel Green in the amounts $273,530, and $60,000, respectively. The notes were for a ten-year period, due June 30, 2010, payable in semi-annual installments commencing December 31, 2000 with interest at 7.75% per annum. On July 24, 2002, our Company received full payment of the total outstanding balance for the notes from each of Jeffrey I. Green and Joel Green.

     Also, on June 30, 2000, our Company entered into an unsecured, long-term note receivable with William Doehler in the amount of $331,382. Mr. Doehler is a former employee of the

Company, and is Jeffrey I. Green's brother-in-law and Phyllis and Joel Green's son-in- law. The note is for a ten-year period, due June 30, 2010, payable in semi-annual installments commencing December 31, 2000 with interest at 7.75% per annum. Also, at that time, our Company entered into a ten-year non-compete agreement with William Doehler whereby Mr. Doehler will be paid $23,000 semi-annually for a total of $460,000. The agreement ends on June 30, 2010. The Company's Board of Directors, which was comprised solely of Jeffrey I. Green, approved all of the June 30, 2000 transactions. At that time, the Company was a closely held family company, and Mr. Green deemed the transactions to be fair to the Company. The interest rates in these transactions reflected prevailing interest rates at that time for that particular type of transaction.

     On July 24, 2002, each of Jeffrey I. Green and Phyllis Green entered into an unsecured, short-term convertible note receivable with the Company, each in the amount $3,250. The notes were for a period of 18 months, due January 24, 2004, payable on January 24, 2004 with interest at 8% per annum. On October 16, 2002, we issued 882,664 shares of common stock to each of Jeffrey I. Green and Phyllis Green in connection with the conversion of these note receivables. Pursuant to the terms of the notes, each note was convertible into our common stock at a conversion price equal to a 25% discount to the last closing bid price of our common stock as quoted on the over-the-counter market as reported by the National Association of Securities Dealers, Inc. Over-the-counter Bulletin Board or any similar successor organization or the Pink Sheets. On October 16, 2002, the conversion date, the closing bid price as quoted on the Pink Sheets was equal to $0.005 per share, which means the conversion price per share was equal to $0.00375 per share. The outstanding principal owed on each promissory note was equal to $3,250, and the unpaid accrued interest on each promissory note was equal to $59.99, all of which totaled $3,309.99 in the aggregate, and equated to 882,664 shares for each promissory note. The Company's Board of Directors, which was comprised of two interested directors and one disinterested director, unanimously approved all of the July 24, 2000 transactions. The entire Board of Directors deemed the terms of the transactions to be fair to the Company. The interest rates in these transactions reflected prevailing interest rates at that time for similar transactions. The Board of Directors has no formal rules in place for voting on interested party transactions, other than the statutory requirements contained within the Delaware Corporate Law relating to fairness in related party transactions, and the board deemed themselves to have complied with those applicable statutory requirements.

     On June 30, 2003, our Company issued to (i) Phyllis Green, 97,596 shares of Series A Preferred Stock in exchange for her agreement to cancel $97,596 in loans the Company owed to her;
(ii) Joel Green, 98,485 shares of Series A Preferred Stock in exchange for his agreement to personally assume, pay and discharge the Company's $98,485 indebtedness to the New York State Tax Authority; and (iii) Jeffrey I. Green, 304,329 shares of Series A Preferred Stock in exchange for his agreement to personally assume, pay and discharge $304,329 of the Company's indebtedness relating to the Company's two revolving credit facilities and other Company debt. The Company relied on the exemption provided by Section 4(2) of the Securities Act from the registration requirements of the Securities Act in connection with the above referenced transactions. No underwriters were utilized and no commissions or fees were paid with respect to any of the above transactions. The Company's Board of Directors, which was comprised of two interested directors and one disinterested director, unanimously approved all of the June 30, 2003 transactions. The entire Board of Directors deemed the terms of the transactions to be fair to the Company. The Board of Directors has no formal rules in place for voting on interested party transactions, other than the statutory requirements contained within the Delaware General Corporation Law relating to fairness in related party transactions, and the board deemed themselves to have complied with those applicable statutory requirements.


                        LEGAL PROCEEDINGS

      No current officer, director, affiliate or person known to the Company to be the record or beneficial owners of in excess of 5% of the Company's Common Stock, or any person known to be an associate of any of the foregoing is a party adverse to the Company or has a material interest in any material pending legal proceeding involving the Company.

Dated:  September 9, 2003.

/s/ Jeffrey I. Green
Jeffrey I. Green
Secretary

Hopelawn, New Jersey